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Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made only by the Offer to Purchase (as defined below), dated October 18, 2005, and the related Letter of Transmittal (as defined below), and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer, however, is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. However, the Purchaser (as defined below) may, in its discretion, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to holders of Shares in such jurisdiction. In those jurisdictions where securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser by Banc of America Securities LLC (the "Dealer Manager"), or by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

NOTICE OF OFFER TO PURCHASE FOR CASH
ALL OUTSTANDING SHARES OF COMMON STOCK
(together with any associated rights)
of
ADVANCED NEUROMODULATION SYSTEMS, INC.
at
$61.25 Net Per Share
by
APOLLO MERGER CORP.
a wholly-owned subsidiary of
ST. JUDE MEDICAL, INC.

        Apollo Merger Corp., a Texas corporation ("Purchaser") and a wholly-owned subsidiary of St. Jude Medical, Inc., a Minnesota corporation ("Parent"), is offering to purchase all of the outstanding shares of common stock of Advanced Neuromodulation Systems, Inc. (the "Company"), par value $0.05 per share (together with the associated rights issued pursuant to the Rights Agreement dated August 30, 1996 between Qwest Medical, Inc. and KeyCorp Shareholder Services, Inc., as rights agent, as amended by the Amendment to Rights Agreement dated January 25, 2002 between the Company and Computershare Investor Services LLC and Amendment No. 2 to Rights Agreement dated October 14, 2005 between the Company and Computershare Investor Services LLC (as so amended, the "Rights Plan")) (the "Shares"), of the Company, at a price of $61.25 per Share, net to the seller in cash (the "Offer Price"), less any required withholding of taxes and without payment of any interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 18, 2005 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal," which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the "Offer"). Tendering shareholders who have Shares registered in their name and who tender directly to Computershare Shareholder Services, Inc. (the "Depositary") will not be charged brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares pursuant to the Offer. Shareholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any service fees. Parent or Purchaser will pay all charges and expenses of the Depositary, MacKenzie Partners, Inc., which is acting as information agent (the "Information Agent"), and the Dealer Manager incurred in connection with the Offer. Following the successful completion of the Offer, Parent intends to effect the Merger (as defined below) of Purchaser and the Company, unless it is not lawful to do so.

  THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, NOVEMBER 15, 2005, UNLESS THE OFFER IS EXTENDED.

        The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of October 15, 2005, (the "Merger Agreement"), among Parent, Purchaser and the Company, pursuant to which, after completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company and the Company will be the surviving corporation (the "Merger"). On the effective date of the Merger (the "Effective Time"), each outstanding Share (other than Shares held in the Company's treasury, by any subsidiary of the Company, or by Parent, Purchaser or any subsidiary of Parent) will by virtue of the Merger, and without any action by the holder thereof, be cancelled and converted into the right to receive $61.25 per Share in cash, or any higher price pursuant to the Offer, without interest. The Merger Agreement is more fully described in Section 11 of the Offer to Purchase.

        The Board of Directors of the Company (1) has unanimously approved the Merger Agreement, the Offer and the Merger, (2) has unanimously determined that the Offer and the Merger are fair to, and in the best interest of, the holders of Shares, and (3) unanimously recommends that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

        The Offer is conditioned upon, among other things, (1) there being validly tendered and not properly withdrawn a majority of the total outstanding Shares on a fully-diluted basis as of the date the Shares are accepted for payment pursuant to the Offer, and (2) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, and similar statutes or regulations of foreign jurisdictions. The Offer also is subject to other terms and conditions.

        For purposes of the Offer, Purchaser will be deemed to have accepted for payment (and thereby purchased) Shares validly tendered and not properly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer.

        Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for all tendering shareholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering shareholders whose Shares have been accepted for payment.

        In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (1) certificates representing the Shares or a Book-Entry Confirmation (as defined in the Offer to Purchase) with respect to such Shares, (2) a Letter of Transmittal to tender Shares (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees of, in the case of a book-entry transfer, an Agent's Message (as defined in the Offer to Purchase) in lieu of such Letter of Transmittal, and (3) any other documents required by the Letter of Transmittal. Under no circumstances will any interest be paid on the Offer Price for tendered Shares, regardless of any extension of the Offer or any delay in making such payment.

        The purpose of the Offer is to acquire control of, and the entire common equity interest in, the Company. The Offer is subject to certain conditions set forth in the Offer to Purchase. If any such condition is not satisfied, Purchaser may, except as provided in the Merger Agreement, (1) terminate the Offer and return all tendered Shares to tendering shareholders, (2) extend the Offer and, subject to withdrawal rights as set forth below, retain all such Shares until the expiration of the Offer as so extended, (3) waive such condition and purchase all Shares validly tendered and not properly withdrawn prior to the expiration of the Offer, or (4) delay acceptance for payment of or payment for Shares, subject to applicable laws, until satisfaction or waiver of the conditions to the Offer.

        The term "Expiration Date" means 12:00 midnight, New York City time, on Tuesday, November 15, 2005, unless and until Parent or Purchaser, in their sole discretion (but subject to the terms of the Merger Agreement), shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date on which the Offer, as so extended by Parent or Purchaser, shall expire. Subject to the applicable rules and regulations of the Securities and Exchange Commission, applicable law and the terms of the Merger Agreement, Parent and Purchaser expressly reserve the right, in their sole discretion, at any time, from time to time, to extend the period of time during which the Offer is open by giving oral or written notice of such extension to the Depositary. Any such extension will be followed as promptly as possible by a public announcement, not later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer is scheduled to expire. During any such extension, all Shares previously tendered and not properly withdrawn will remain subject to the Offer, subject to the right of a tendering shareholder to withdraw its Shares.

        Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment pursuant to the Offer, also may be withdrawn at any time after December 17, 2005. Except as otherwise provided in Section 4 of the Offer to Purchase, tenders of Shares made pursuant to the Offer are irrevocable.

        For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the names in which the certificate(s) evidencing the Shares to be withdrawn are registered, if different from the name of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) to be credited with the withdrawn Shares and must otherwise comply with such Book-Entry Transfer Facility's procedures. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, the name of the registered holder and the serial numbers of the particular certificates evidencing the Shares to be withdrawn must also be furnished to the Depositary as aforesaid prior to the physical release of such certificates. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser or its designee, in its sole discretion, which determination shall be final and binding. None of Purchaser, Parent, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be considered not validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures described in Section 3 of the Offer to Purchase at any time prior to the Expiration Date.

        The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

        The Company has provided Purchaser with the Company's shareholder list and security position listings for the purpose of disseminating the Offer to shareholders. The Offer to Purchase, the related Letter of Transmittal and other relevant materials will be mailed to record holders of Shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

        The Offer to Purchase and the Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

        Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth below. Shareholders may request additional copies of the Offer to Purchase, the related Letter of Transmittal and other tender offer materials from the Information Agent, the Dealer Manager or their broker, dealer, commercial bank or trust company. Such additional copies will be furnished at Purchaser's expense. No fees or commissions will be paid to brokers, dealers or other persons (other than the Information Agent and the Dealer Manager) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)
or
 Call Toll-Free (800) 322-2885

Email: proxy@mackenziepartners.com

The Dealer Manager for the Offer is:

Banc of America Securities LLC

9 West 57th Street
New York, New York 10019
(212) 583-8502 (Call Collect)
(888) 582-8900, extension 8502 (Call Toll Free)

October 18, 2005

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  Exhibit (a)(1)(F)